EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	2000	2001	2002	2003	2004	9/30/05
FIXED CHARGES
Interest on First Mortgage Bonds	$40,602	$34,575	$17,756	$7,079	$279	$-
Interest on Other Long-term Debt	25,878	27,365	32,762	45,658	52,301	53,378
Interest on Short-term Debt	2,412	4,914	3,244	660	799	679
Miscellaneous Interest Charges	14,205	3,755	2,585	2,673	5,864	2,971
Estimated Interest Element in Lease Rentals	5,300	4,800	3,500	2,700	2,500	2,500

Total Fixed Charges	$88,397	$75,409	$59,847	$58,770	$61,743	$59,528

EARNINGS
Income Before Extraordinary Item and Cumulative Effect of Accounting Changes	$120,202	$191,900	$181,173	$173,147	$140,258	$128,158
Plus Federal Income Taxes	116,590	94,148	93,484	78,391	67,426	60,279
Plus State and Local Income Taxes (Credits)	136	8,811	17,519	(4,729)	245	4,110
Plus Fixed Charges (as above)	88,397	75,409	59,847	58,770	61,743	59,528

Total Earnings	$325,325	$370,268	$352,023	$305,579	$269,672	$252,075

Ratio of Earnings to Fixed Charges	3.68	4.91	5.88	5.19	4.36	4.23